DynaMotive Energy Systems Corporation

                                   FORM 6-K/A

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                         REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 or 15d-16 OF
                        THE SECURITIES EXCHANGE ACT OF 1934
                               FOR October 16, 2003

                       DYNAMOTIVE ENERGY SYSTEMS CORPORATION
              (Exact name of Registrant as specified in its charter)

                                -----------------


                          Suite 105-1700 West 75th Avenue
                                  Vancouver, BC
                                 Canada V6P 6G2
                                 (604) 267-6000
                     (Address of principal executive offices)

                                 -----------------

            [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                                       FORM 20-F  X    FORM 40-F
                                                 ---             ---
            [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                       YES         NO  X
                                           ---        ---

            [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable















QUARTERLY AND YEAR END REPORT
                                                        BC FORM 51-901F
British Columbia Securities Commission                 (previously Form 61)
==============================================================================

ISSUER DETAILS
-------------------------------------------------------------------------------
|NAME OF ISSUER                      |  FOR QUARTER ENDED  |  DATE OF REPORT  |
|                                    |                     |     YY/MM/DD     |
|DYNAMOTIVE ENERGY SYSTEMS CORP.     |    JUNE 30, 2003    |     03/10/16     |
|-----------------------------------------------------------------------------|
|ISSUER'S ADDRESS                                                             |
|                                                                             |
|105 - 1700 West 75th Avenue                                                  |
|-----------------------------------------------------------------------------|
|CITY            | Province  |  POST CODE  |   ISSUER FAX   | ISSUER TEL. NO. |
|                |           |             |                |                 |
|Vancouver       |    B.C.   |    V6P 6G2  | (604) 264-6005 |  (604) 267-6000 |
|-----------------------------------------------------------------------------|
|CONTACT NAME                |CONTACT POSITION              | CONTACT TEL. NO.|
|Laura Santos                |Corporate Secretary           |  (604) 267-6000 |
|-----------------------------------------------------------------------------|
|CONTACT EMAIL ADDRESS           |WEB SITE ADDRESS                            |
|Laura.santos@dynamotive.com     |www.Dynamotive.com                          |
-------------------------------------------------------------------------------

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.


-------------------------------------------------------------------------------
|DIRECTOR'S SIGNATURE            |PRINT FULL NAME            |   DATE SIGNED  |
|" R. Andrew Kingston "          | R. Andrew Kingston        |    YY/MM/DD    |
|        "signed"                |                           |    03/10/16    |
|--------------------------------|---------------------------|----------------|
|DIRECTOR'S SIGNATURE            |PRINT FULL NAME            |   DATE SIGNED  |
|" Richard Chen-Hsing Lin "      | Richard Chen-Hsing Lin    |    YY/MM/DD    |
|        "signed"                |                           |    03/10/16    |
-------------------------------------------------------------------------------
FIN 51-901F Rev. 2001/3/20



















SCHEDULE A: FINANCIAL INFORMATION















                            ---------------------------------------------------
                                          DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                            Unaudited Interim Consolidated Financial Statements
                                         For the six months ended June 30, 2003
                                                              (In U.S. Dollars)

                                                                       Contents
                            ---------------------------------------------------






Consolidated Financial Statements
     Consolidated Balance Sheets                                           2
     Consolidated Statements of Operations and Deficit                     3
     Consolidated Statements of Cash Flows                                 4
     Notes to Consolidated Financial Statements                            5-14
     Supplementary Information                                             15


























  DynaMotive Energy Systems Corporation
                         UNAUDITED CONSOLIDATED BALANCE SHEETS
                            (Expressed in U.S. dollars)

                                                     June 30,      December 31,
                                                       2003            2002
                                                   (As restated,
                                                       Note 1)
                                                          $                $
-------------------------------------------------------------------------------
ASSETS
Current
Cash and cash equivalents                                262,664        25,093
Receivable                                                30,052        59,102
Government grants receivable                             165,510       160,316
Prepaid expenses and deposits                            128,560        78,846
-------------------------------------------------------------------------------
Total current assets                                     586,786       323,357
-------------------------------------------------------------------------------
Capital assets                                         1,003,211       750,409
Patents                                                  244,647       212,047
-------------------------------------------------------------------------------
TOTAL ASSETS                                           1,834,644     1,285,813
===============================================================================

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current
Bank indebtedness -short term (Note 4b)                  131,320       158,539
Accounts payable and accrued liabilities               1,668,195     1,698,052
Project deposit received (Note 6)                        148,423            --
Convertible loans                                             --       101,034
-------------------------------------------------------------------------------
Total liabilities                                      1,947,938     1,957,625
-------------------------------------------------------------------------------
Shareholder's deficit
Share capital                                         28,295,540    27,553,040
Shares to be issued (Note 7c)                          1,719,964       771,449
Contributed surplus                                    3,281,609     2,698,998
Cumulative translation adjustment                       (697,078)     (543,744)
Deficit                                              (32,713,329)  (31,151,555)
-------------------------------------------------------------------------------
Total shareholders' deficit                             (113,294)     (671,812)
-------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDER'S DEFICIT            1,834,644     1,285,813
===============================================================================

The accompanying notes are an integral part of these financial statements.

Approved on behalf of the Board:


"R. Andrew Kingston" Director                "Richard C H Lin"     Director
--------------------                          --------------------

                                                                             2



                     DynaMotive Energy Systems Corporation
              UNAUDITED CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
                          (Expressed in U.S. dollars)

                                    Three Months Ended       Six Months Ended
                                   June 30,    June 30,    June 30,   June 30,
                                     2003        2002        2003       2002
                                 (As restated)           (As restated)
                                       $           $          $           $
------------------------------------------------------------------------------
REVENUE
Sales                                   --          --          --      14,926
------------------------------------------------------------------------------
EXPENSES
Cost of sales                           --          --          --          --
Amortization and depreciation       30,933      81,539      60,472     161,274
Interest expense                   137,005       8,647     145,926      13,959
Marketing                           73,069      39,850      76,294      70,378
Office supplies, telephone
      and insurance                 66,663      53,760     112,322     171,874
Professional fees                  329,764     283,802     552,873     598,262
Rent                                26,749     102,842      52,321     204,072
Research and Development               677    (143,599)      4,413     (23,380)
General and administrative
  salaries and benefits            531,300     203,449     738,605     576,798
Exchange (gain) loss              (109,966)    205,310    (175,114)    255,317
-------------------------------------------------------------------------------
                                 1,086,194     835,600   1,568,112   2,028,554
-------------------------------------------------------------------------------
Loss from operations            (1,086,194)   (835,600) (1,568,112) (2,013,628)

Interest and other income              659          81       6,338         594
-------------------------------------------------------------------------------
Loss for the Period from
   continuing operations        (1,085,535)   (835,519) (1,561,774) (2,013,034)
Loss from discontinued
   operations [Note 4]                  --    (115,160)         --    (598,934)
-------------------------------------------------------------------------------
Loss for the period             (1,085,535)   (950,679) (1,561,774) (2,611,968)
Deficit, beginning of period   (31,627,794)(27,434,337)(31,151,555)(25,773,048)
-------------------------------------------------------------------------------
Deficit, end of period         (32,713,329)(28,385,016)(32,713,329)(28,385,016)
===============================================================================

Weighted average number of
common shares Outstanding       52,385,172  44,258,000  51,572,557  41,937,585
-------------------------------------------------------------------------------
Basic and diluted loss per
    common share for
Continuing operations                 0.02        0.02        0.03        0.05
Discontinuing operations                --          --          --        0.01
-------------------------------------------------------------------------------
Loss per share                        0.02        0.02        0.03        0.06

The accompanying notes are an integral part of these financial statements.

                                                                             3



                     DynaMotive Energy Systems Corporation
                 UNAUDITED CONSOLIDATED STATEMENT OF CASHFLOW
                         (expressed in U.S. dollars)

                                    Three Months Ended       Six Months Ended
                                   June 30,    June 30,    June 30,   June 30,
                                     2003        2002        2003       2002
                                (As restated)           (As restated)
                                       $           $          $           $
-------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss from continuing operations  (1,085,535)   (835,519) (1,561,774)(2,013,034)
Add (deduct) items not involving cash:
   Amortization and depreciation     30,933      81,539      60,472    161,274
   Interest-non cash                115,031          --     115,031         --
   Stock based compensation         870,668     158,134     941,293    367,386
   Other                            (84,966)    205,310    (150,114)   255,317
Net change in non-cash working capital
   balances related to operations
  (note 9)                         (493,712)   (205,090)   (140,315)   391,074
-------------------------------------------------------------------------------
Cash used in operating activities  (647,581)   (595,626)   (735,407)  (837,983)
-------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness
                                         --      61,171    (158,539)   (31,359)
Increase in short term loan         265,000          --     265,000         --
Increase in project deposits        148,423          --     148,423         --
Increase in long-term liabilities
   & indebtedness                        --     171,850          --    269,521
Loan from shareholder                    --      24,625          --     30,312
Convertible loan                         --     199,576          --    199,577
Share capital issued                     --     515,114     110,000  1,230,845
Shares to be issued                 681,663      48,998     877,325     48,998
-------------------------------------------------------------------------------
Cash provided by financing
   activities                     1,095,086   1,021,334   1,242,209  1,747,894
-------------------------------------------------------------------------------

INVESTING ACTIVITIES
Increase in patents costs            (1,283)    (14,368)     (5,505)   (19,395)
Purchase of capital assets (net of
  government grants)                (18,647)    (37,490)    (65,151)  (108,190)
-------------------------------------------------------------------------------
Cash used in investing activities   (19,930)    (51,858)    (70,656)  (127,585)
------------------------------------------------------------------------------
Increase in cash and cash equivalents
   from continuing operations       427,575     373,850     436,146    782,326
Decrease in cash and cash equivalents
   from discontinued operations          --    (103,756)         --   (631,978)
Effect of foreign exchange rate
   changes on cash                 (174,470)   (270,094)   (198,575)  (211,889)
-------------------------------------------------------------------------------
Increase (decrease) in cash and Cash
   equivalents during the period    253,105          --     237,571    (61,541)
Cash and cash equivalents at
   beginning of period                9,559          --      25,093     61,541
-------------------------------------------------------------------------------
Cash and cash equivalent at
   end of period                    262,664          --     262,664         --
===============================================================================

The accompanying notes are an integral part of the financial statements.

                                                                             4



DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June 30, 2003 and 2002                      (in U.S. dollars)

1. RESTATEMENT OF THE THREE AND SIX MONTHS ENDED JUNE 30, 2003

The restatement relates to adjustments to equity compensation expense recorded as a result of the audit of the June 30 2003 financial statements, conducted during the month of September 2003. These consolidated financials statements restate the Quarterly Consolidated Statements of Operations and Consolidated Balance Sheet for the three months ended June 30, 2003 as follows: Expenses have been increased by $36,242, current liabilities increased by $16,773 and shareholders' equity decreased by $16,773. The restatement has resulted in an increase in net loss for the three months ended June 30, 2003 of $36,242 ($0.00 per share).

                                             Three Months Ended June 30, 2003
                                       Previously    Restatement
                                        Reported     Adjustments   As Restated
                                            $              $             $
-------------------------------------------------------------------------------
Consolidated Statement of Operations:
  Revenues                                     --             --            --
  Expenses                              1,049,952         36,242     1,086,194
  Loss from operations                 (1,049,952)       (36,242)   (1,086,194)
  Other revenue and expenses                  659             --           659
  Loss for the period                  (1,049,293)       (36,242)   (1,085,535)
  Loss of the Period:
     - Basic                                (0.02)            --         (0.02)
-------------------------------------------------------------------------------


Consolidated Balance Sheet:
  Current assets                          586,786             --       586,786
  Other assets                          1,247,858             --     1,247,858
------------------------------------------------------------------------------
  Total assets                          1,834,644             --     1,834,644
------------------------------------------------------------------------------


  Current liabilities                   1,931,165         16,773     1,947,938
  Shareholder's equity                    (96,521)       (16,773)     (113,294)
-------------------------------------------------------------------------------
  Total liabilities & shareholder's
    equity                              1,834,644             --     1,834,644
-------------------------------------------------------------------------------

                                                                             5



DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June 30, 2003 and 2002                      (in U.S. dollars)


1. RESTATEMENT OF THE THREE AND SIX MONTHS ENDED JUNE 30, 2003 (Cont'd)

                                             Three Months Ended June 30, 2003
                                       Previously    Restatement
                                        Reported     Adjustments   As Restated
                                            $              $             $
-------------------------------------------------------------------------------

Consolidated Statement of Operations:
  Revenues                                     --             --            --
  Expenses                              1,531,870         36,242     1,568,112
  Loss from operations                 (1,531,870)       (36,242)   (1,568,112)
  Other revenue and expenses                6,338             --         6,338
  Loss for the period                  (1,525,532)       (36,242)   (1,561,774)
  Loss of the Period:
     - Basic                                (0.03)            --         (0.03)
-------------------------------------------------------------------------------


Consolidated Balance Sheet:
  Current assets                          586,786             --       586,786
  Other assets                          1,247,858             --     1,247,858
------------------------------------------------------------------------------
  Total assets                          1,834,644             --     1,834,644
------------------------------------------------------------------------------


  Current liabilities                   1,931,165         16,773     1,947,938
  Shareholder's equity                    (96,521)       (16,773)     (113,294)
-------------------------------------------------------------------------------
  Total liabilities & shareholder's
    equity                              1,834,644             --     1,834,644
-------------------------------------------------------------------------------


2. DESCRIPTION OF BUSINESS
In this Report, unless the context otherwise requires, the terms the "Company" and "DynaMotive" refer to DynaMotive Energy Systems Corporation and its subsidiaries. The Company is listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB. The executive office of the Company is Suite 105 - 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 1-604-267-6000).

DynaMotive was incorporated on April 11, 1991 under the laws of the Province of British Columbia. The Company changed its name from Dynamotive Technologies Corporation on June 26, 2001. Dynamotive is focused on the development of innovative energy solutions on its patented fast pyrolysis system. The Company's focus is to commercialise its patented BioOil production technology and establish this technology for production of BioOil clean fuels.

DynaMotive Energy Systems Corporation (the "Company" or "DynaMotive") is a leader in biomass-to-liquid fuel conversion, a process known as "fast pyrolysis". Its principal business is the development and commercialisation of its renewable energy process called BioThermTM, which is a fast pyrolysis process that produces liquid BioOil fuel from biomass or biomass waste feedstocks. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to develop significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other biomass residues. In many cases the residues are costly to dispose of and therefore are available at zero cost or are potentially revenue generating to then convert into BioOil. The process of biomass to energy conversion is

                                                                              6



DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June 30, 2003 and 2002                      (in U.S. dollars)

2. DESCRIPTION OF BUSINESS

sustainable, renewable and greenhouse gas neutral and is consistent with other renewable energy sources such as wind, hydro and solar.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries DynaMotive Corporation, incorporated under the laws of Rhode Island, U.S.A.; DynaMotive Europe Limited, incorporated under the laws of the United Kingdom; DynaMotive Canada Inc., federally incorporated under the laws of Canada; DynaPower Inc., incorporated under the laws of British Columbia; DynaMotive Puerto Rico, Inc., incorporated under the laws of Puerto Rico; DynaMill Systems Ltd. and DynaMotive Electrochem Corporation, incorporated under the laws of British Columbia. DynaMotive Electrochem Corporation, DynaMill Systems Ltd. and DynaMotive Puerto Rico, Inc. are companies with no significant net assets or operations.

In April 2001, the Company acquired 75% of Border Biofuels Limited ("BBL"), in the U.K. In December 2002, BBL was petitioned into bankruptcy by creditors and became insolvent. The Company elected not to provide additional capital to maintain BBL's operations and a liquidator was appointed in January of 2003. In April 2002, the Company sold certain assets in its metal cleaning subsidiary, DynaPower, Inc. to focus all of its resources on its BioOil production technology.

These financial statements have been prepared on the going concern basis, Which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

3. UNAUDITED INTERIM FINANCIAL STATEMENTS

The unaudited balance sheet at June 30, 2003, the unaudited interim statements of loss and deficit and cash flows for the six-month periods ended June 30, 2003 and 2002, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2002. These interim financial statements include all adjustments necessary for the fair statement of results of the interim periods. The information disclosed in the notes to the interim consolidated financial statements for this period are also unaudited. Results for the six months ended June 30, 2003 are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2002, and the audited consolidated financial statements for the six months ended June 30, 2003 and the summary of significant accounting policies included therein.

The accounts of the Company and its consolidated subsidiaries are measured using the Canadian dollar as the functional currency. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the translation or settlement of foreign currency denominated monetary items are included in the determination of net income.

The Company uses the U.S. dollar as the reporting currency for its Consolidated financial statements. Assets and liabilities are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and revenue and expense accounts are translated using the average exchange rate during the six months. Gains and losses resulting from this process are recorded in shareholders' deficit as an adjustment to the cumulative translation adjustment account.

                                                                              7



DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June 30, 2003 and 2002                      (in U.S. dollars)

4. BORDER BIOFUELS LTD.

[a] Liquidation of BBL
On April 6, 2001, the Company acquired 75% of the outstanding common shares of Border Biofuels Limited ("BBL"), a United Kingdom Green Power project development company for a nominal cash consideration of $2 (GBP 1) plus acquisition cost of $70,241 (GBP49,537).

On December 13, 2002, BBL was placed into liquidation when a petition was made by creditors under the Insolvency Act of 1986 of the United Kingdom. Substantially all of its assets will be liquidated by a bank appointed receiver. The Company does not expect to recover any proceeds from the sale of BBL's assets. As BBL is in liquidation at June 30, 2003, the Company no longer controls the operating, financing and investing decisions of the BBL. As such, the financial position and results of operations have been deconsolidated from the date that BBL was petitioned into bankruptcy. Accordingly, the results of operations of BBL for the current and prior periods have been accounted for as discontinued operations.

[b] Guarantee provided by Dynamotive
In 2001, BBL entered into a credit facility with Bank of Scotland for a maximum of $330,060 (GBP200,000). The credit facility is denominated in British Pounds Sterling. Interest is charged at the bank's base rate plus 3%. The credit facility is guaranteed by the Company. During 2002 BBL became insolvent. If the Bank is unable to realize on its security with BBL, it has the right to seek settlement from the Company for payment. Although there is currently no indication that the Bank will pursue the Company, the Company has recognized the full amount of the guarantee as a current liability and included the impact as part of the 2002 (December) loss from discontinued operations.

5. DYNAPOWER MANAGEMENT BUYOUT
In April 2002, the Company sold certain assets in its metal cleaning subsidiary, DynaPower, Inc. to the management of DynaPower for nominal consideration of $1 plus future royalties on all revenue of DynaPower Systems for a period of seven years. The divestiture included all tangible assets of the DynaPower division, which were transferred to the new owners upon closing the sale. The Company retains ownership of the intellectual property related to the DynaPower metal cleaning technology and has licensed the intellectual property to DynaPower, Inc. The license entitles the Company to receive royalties for seven years from the closing of the sales agreement. The royalties are based on an increasing percentage of the cumulative revenues generated by DynaPower, Inc. on sales of DynaPower systems over the royalty period. The intellectual property will transfer from the Company to DynaPower, Inc. on the expiration of the royalty period at March 31, 2009 only if a cumulative sales threshold is reached. Irrespective of whether the cumulative sales threshold is reached, royalty payments will continue to the end of the royalty period.

In December 2002, the Company recorded write-downs of patents related to DynaPower of $118,732 and in 2001 recorded write-downs of the DynaPower capital assets of $175,037.

                                                                              8



DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June 30, 2003 and 2002                      (in U.S. dollars)

6. PROJECT DEPOSIT RECEIVED
In June 2003 the Company received $148,423 (C$200,000) from Ontario Power Generation Inc. ("OPG") as an initial investment in a proposed Ontario based 100 TPD BioOil co-generation project (the "Project"). The funds are to be used for pre-development work related to the Project and are to be converted into a Project ownership interest upon confirmation that the Project meets specified feasibility criteria. If the Project is not confirmed as feasible by December 2003, OPG will convert the funds into common shares of the Company at the then prevailing market value. Further, if the Project is not confirmed as proceeding by June 2004, OPG will convert the funds into common shares of the Company at a 10% discount to the then prevailing market value of the shares.

OPG was also granted certain additional Project investment and marketing rights.

7. Share Capital
[a] Authorized share capital
The Company's authorized capital consists of 100,000,000 common shares (2002 - 100,000,000 common shares) with no par value and 100,000,000 Class A preferred shares (2002 - 100,000,000) with a par value of $5.00 each, having attached special rights and restrictions. No preferred shares were issued and outstanding at June 30, 2003.

[b] Issued and outstanding share capital

                                              June 30, 2003  December 31, 2002
                                                     $                $
Issued and outstanding
----------------------------------------------------------------------------
Common Shares 54,405,651 [December 31, 2002]    $28,295,540      $27,553,040
- 49,941,000]

                                                                     Number of
Common Share Issuance Summary for the Period              $            Shares
------------------------------------------------------------------------------
Share Capital, December 31, 2002                       27,553,040   49,941,000
Private placement issued for cash                         306,250    1,776,049
Shares issued on conversion of convertible loan           118,838    1,111,745
Shares issued for settlement of fees payable               45,245      239,697
Shares issued for commercial services                     272,167    1,337,160
Share Capital, June 30, 2003
   Common shares without par value                     28,295,540   54,405,651

[c]   Shares to be issued
At June 30, 2003, the Company has 8,761,906 common shares to be issued. Included in the amount are 2,827,967 common shares for a total of $683,847 to be issued to a director and non-employees for services rendered under compensation arrangements. Of the remaining 5,933,939 common shares, 1,595,105 common shares are related to a private placement commenced during the third quarter of 2002; 278,001 common shares are related to conversion of a convertible loan and 4,060,833 common shares are related to a private placement commenced in March 2003 to raise funding of up to $2 million. At June 30, 2003, the Company has received $1,036,117 in cash for these shares to be issued.

                                                                             9



DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June 30, 2003 and 2002                      (in U.S. dollars)

7. Share Capital (cont'd)
[d] Stock options
At June 30, 2003, the following stock options to Directors, employees and others were outstanding:

                         Options Outstanding            Options Exercisable
              -------------------------------------  ------------------------
                  Number      Weighted-   Weighted-     Number      Weighted-
   Range of    Outstanding    Average      Average    Outstanding    Average
   Exercise    at June 30,    Remaining    Exercise   at June 30,    Exercise
    Prices        2003       Contractual    Price        2003         Price
                                Life
-----------------------------------------------------------------------------
$0.20 - $0.23     340,000    2.64 years     $0.22        340,000     $0.22
$0.35 - $0.90   3,932,000    2.07 years     $0.52      3,932,000     $0.52
    $1.00         442,000    1.32 years     $1.00        442,000     $1.00
    $1.50         350,000    1.74 years     $1.50        316,000     $1.50
-----------------------------------------------------------------------------
                5,064,000                              5,030,000
-----------------------------------------------------------------------------

From time to time, the Company has provided incentives in the form of share purchase options to the Company's directors, officers, employees and others. The Company has reserved 8,160,848 (15%) of common shares for issuance upon the exercise of stock options of which at June 30, 2003, 3,096,848 are available to be granted. The exercise price and the vesting terms of the options are determined by the Compensation Committee. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant and the term may not exceed five years from the date of the grant. Stock options granted are also subject to certain vesting provisions as determined by the Compensation Committee.

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

                                             No. Common          Weighted
                                           Shares Issuable   Average Exercise
Options Exercisable                                               Price
-----------------------------------------------------------------------------
Balance, December 31, 2002                    5,827,837            0.63
Options granted                               1,155,171            0.21
Options forfeited or expired                   (629,017)           0.55
Options exercised                            (1,289,991)           0.34
---------------------------------------------------------------------------
Balance, June 30, 2003                        5,064,000            0.61
---------------------------------------------------------------------------

Included in the options granted in the six month period are 271,150 options granted to non-employee for services rendered, recorded at a fair value of $44,112.

[e] Common share purchase warrants
During the quarter, the Company entered into a loan agreement with a U.S. based Trust for $200,000 and an officer of the Company for $50,000. The loan bears interest at 2% per month and has a 12-month term. As part of the loan agreement, the lenders will receive 2.5 million warrants exercisable at $0.20 each for a period of five years. The warrants have been issued subsequent to June 30, 2003.

                                                                            10



DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June 30, 2003 and 2002                      (in U.S. dollars)

7. Share Capital (cont'd)
At June 30, 2003 the common share purchase warrants outstanding were as follows:

            No. of Common     Exercise
Series     shares Issuable     Price              Expiration Date
------------------------------------------------------------------------------
F Warrants     933,333         $0.70          March 5,2005
J Warrants     201,250         $0.70          July 31, 2003
K Warrants      35,000         $0.70          July 31, 2003
M Warrants     268,105      $0.70 to $1.50    August 27, 2003-May 09, 2005
N-b Warrants   275,756         $0.70          September 5, 2004-October 1,2004
O Warrants     300,000         $0.35          June 10, 2005
P Warrants     921 625         $0.40          July 29, 2005-May 06, 2006
Q Warrants     748,135      $0.23 to $0.25    May 06, 2006
------------------------------------------------------------------------------
Total        3,683,204
------------------------------------------------------------------------------

Summary of warrants cancelled and issued during the six month period ending June 30, 2003:

                       Number of Common Shares Issuable
             -------------------------------------------------
                       via Warrants   via Warrants
                at     Cancelled in    Issued in       at
              Dec 31,  the 6 month    the 6 month     June 30,    Exercise
Series         2002       Period         Period        2003         Price
---------------------------------------------------------------------------
F Warrants    968,333     35,000                      933,333       $0.70
G Warrants     84,000     84,000                            0       $0.70
J Warrants    201,250                                 201,250       $0.70
K Warrants     35,000                                  35,000       $0.70
L Warrants     64,491     64,491                            0   $0.70 to $2.00
M Warrants    395,272    127,167                      268,105   $0.70 to $1.50
N-b Warrants  275,756                                 275,756       $0.70
O Warrants    300,000                                 300,000       $0.35
P Warrants    541,665                   379,960       921,625       $0.40
Q Warrants          0                   748,135       748,135   $0.23 to $0.25
------------------------------------------------------------------------------
Total       2,865,767    310,658      1,128,095     3,683,204
------------------------------------------------------------------------------

[f] Stock appreciation rights
During 1998, the Company established a stock appreciation rights plan whereby the participants will be entitled to require the Company to redeem the stock appreciation rights ("SA Rights") for an amount equal to the excess of the market value of the underlying common shares over the initial value of the SA Right at the date of grant.

The SA Rights vest as the Company achieves stock value targets as defined in the agreement: 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $30 million for a consistent twenty day trading period; 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $50 million for a consistent twenty day trading period; 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $100 million for a consistent twenty day trading period.

The Company also has the right to redeem the SA Rights at its option under certain circumstances. The Company has the sole exclusive election to redeem the SA Rights in cash, shares or in a combination of cash and shares. The number of SA Rights that can be granted under the plan until December 31, 2008 cannot exceed 2,500,000.

                                                                            11



DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June 30, 2003 and 2002                      (in U.S. dollars)

7. Share Capital (cont'd)
At June 30, 2003 1,468,335 (December 2002 - 1,471,668) SA Rights were outstanding and 1,106,668 (December 2002 - 1,111,667) were vested. An SA Rights expenditure of $231,675 was recognized during the quarter.

At June 30, 2003, the following stock appreciation rights all of which were issued to employees, were outstanding:

        SA Rights                Initial Value              Expiration Date
-----------------------------------------------------------------------------
        1,122,501                  $0.400                    January 28, 2004
          200,000                  $0.625                    May 1, 2004
          145,834                  $1.000                    May 1, 2004
-----------------------------------------------------------------------------
        1,468,335
-----------------------------------------------------------------------------

[g] Escrow Shares
At June 30, 2003, 556,000 common shares were held in escrow to be released at a rate of one share for each $0.17 of "cash flow" as defined in the agreement, generated by the Company.

At June 30, 2003, 225,334 common shares remain in escrow from a total of 676,000 common shares originally put in escrow in 1998. These common shares are to be released from escrow as follows: : 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $30 million for a consistent twenty day trading period which occurred in fiscal 2000; 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $50 million for a consistent twenty day trading period which occurred in fiscal 2000; 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $100 million for a consistent twenty day trading period.

During the six months ended June 30, 2003, nil [2002 - nil] common shares were released from escrow and at June 30, 2003, 781,334 [2002 - 781,334] common shares are held in escrow.

8. Related party transactions
The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties during the quarter:

Consulting fees and salaries of $449,938 for the quarter (2002 - $312,719) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $387,781 (2002 - $312,719) paid by stock based compensation. For the six month period ended June 30 2003, consulting fees and salaries of $538,906 (2002 - $431,752) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $387,781 (2002 - $312,719) paid by stock based compensation.

                                                                            12



DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June 30, 2003 and 2002                      (in U.S. dollars)

9. Supplementary Cash Flow Information
Components of changes in non-cash balances related to operations are:

                                   Three Months Ended      Six Months Ended
                                  June 30,    June 30,    June 30,   June 30,
                                    2003        2002        2003       2002
                                      $           $           $          $
-----------------------------------------------------------------------------
Accounts and government
   grants receivable               (42,383)   (440,519)     23,856   (473,719)
Prepaid expenses and deposits      (86,665)   (141,393)    (49,714)  (101,082)
Accounts payable and
   Accrued liabilities            (364,664)    377,104    (114,457)   971,680
Other                                   --        (282)         --     (5,805)
------------------------------------------------------------------------------
Net change in non-cash
        working capital           (493,712)   (205,090)   (140,315)   391,074
==============================================================================

10. Segmented financial information
In 2003, the Company has one reportable segment, BioOil Power Generation. The BioOil Power Generation segment relates to the biomass-to-energy technology, BioTherm(tm). Substantially all of the Company's operations and assets are in Canada and are solely focused on the development and commercialisation of its BioTherm technology. BioOil Power Generation is a biomass-to-energy technology that converts low value forest waste and agricultural by-products into BioOil for use in power generation or other industrial energy purposes.

In prior years, the Company also had two other reportable segments: DynaPower and Actuator. The Company has sold the operating assets of DynaPower to an employee and has entered into a licensing arrangement for the DynaPower intellectual property retained by the Company. The licensing agreement under the Actuator segment expired in 2002 and has not been renewed. The actuator technology is used in both steel and aluminium welding.

Corporate and other includes other corporate related amounts that are not a separately reportable segment.

Business Unit Segments

                                                  Six Months Ended
                                             June 30,              June 30,
                                              2003                  2002
                                                $                     $
Revenue
DynaPower                                         --               11,534
Corporate and other                               --                3,392
----------------------------------------------------------------------------
                                                  --               14,926
----------------------------------------------------------------------------

Loss for the period from continuing operations
BioOil Power Generation                      (90,091)             (91,757)
Actuator                                          --               (4,687)
DynaPower                                         --             (112,230)
Corporate and other                       (1,471,683)          (1,804,360)
----------------------------------------------------------------------------
                                          (1,561,774)          (2,013,034)
----------------------------------------------------------------------------

                                                                            13



DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June 30, 2003 and 2002                      (in U.S. dollars)

10. Segmented financial information (CONT'D)

Geographic Segments

                                                  Six Months Ended
                                             June 30,              June 30,
                                              2003                  2002
                                                $                     $
Revenue
Canada                                            --                 3,392
France                                            --                 4,618
Mexico                                            --                 6,916
------------------------------------------------------------------------------
                                                  --                14,926
------------------------------------------------------------------------------

11. Subsequent EventS

[a] As described in note 7(c), the Company commenced a private placement for up to $2.1 million. In August 2003, the Company issued 11,500,397 common shares for total proceeds of $2,155,152, inclusive of $1,036,117 received as at June 30, 2003.

[b] On September 2, 2003 the Company received confirmation from TPC that its funding facility has been extended until June 30, 2004.

[c] On September 12, 2003 the Company's wholly owned subsidiary DynaMotive
    Canada Inc. formed an Ontario based Limited Partnership, Erie BioOil Co-generation LP ("LP"), and will act as the General Partner of the LP. It is intended that the LP will develop the Company's first commercial BioOil plant.





















                                                                            14



DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June 30, 2003 and 2002                      (in U.S. dollars)

10. Segmented financial information (CONT'D)

Research and Development Expenses
Breakdown by major category:

                                    Three Months Ended      Six Months Ended
                                   June 30,    June 30,    June 30,   June 30,
                                     2003        2002        2003       2002
                               -----------------------------------------------
   Materials                           $234     $11,881      $1,490   $31,989
   Salaries and Benefits              8,147     108,584      34,633   204,472
   Consulting                        24,863      19,149      66,676    21,598
   Miscellaneous Costs                   79         344       1,259     2,118
                               -----------------------------------------------
                                    $33,323    $139,958    $104,058  $260,177
   Less: Government assistance
         programs                    32,646     283,557      99,645   283,557
                                ----------------------------------------------
                                       $677   $(143,599)     $4,413  ($23,380)
                                ==============================================

Professional Fees
Breakdown by major category:

                                    Three Months Ended       Six Months Ended
                                   June 30,    June 30,    June 30,   June 30,
                                     2003       2002        2003       2002
                              ------------------------------------------------
   Consulting                      $280,109    $211,276    $471,176   $375,202
   Audit and Tax services            35,013      22,405      51,553    112,710
   Legal Fees                        13,556      46,057      28,482    106,036
   Miscellaneous Costs                1,086       4,064       1,662      4,314
                              ------------------------------------------------
                                   $329,764    $283,802    $552,873   $598,262
                              ================================================













                                                                            15



SCHEDULE B: SUPPLEMENTARY INFORMATION

Section 1 - Year to Date January 1, 2003 to June 30, 2003
a) Breakdown of Deferred Costs

Patents Accumulated Net Book Value

                                   Cost        Amortization      Net Book Value
                                     $               $                  $
Patents                           299,675          62,750            236,925
Trademarks                          7,722              --              7,722
                              ------------------------------------------------
Total                             307,397          62,750            244,647
                              ================================================

b) Breakdown of major categories of research and development expenses:

   Please refer to the Supplementary Information schedule in the unaudited interim consolidated financial statements for details.

c) Breakdown by major category of professional fees:

   Please refer to the Supplementary Information schedule in the unaudited interim consolidated financial statements for details.



Section 2 - Year to Date January 1, 2003 to June 30, 2003
Related Party Transactions

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties during the quarter:

Consulting fees and salaries of $449,938 for the quarter (2002 - $312,719) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $387,781 (2002 - $312,719) paid by stock based compensation. For the six month period ended June 30 2003, consulting fees and salaries of $538,906 (2002 - $431,752) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $387,781 (2002 - $312,719) paid by stock based compensation.













                                                                            16



Section 3 - Year to Date January 1, 2003 to June 30, 2003

a) Summary of Securities issued during the six months ended June 30, 2003

                                                         $           Number of
Common Share Issuance Summary for the Six Months                       Shares
------------------------------------------------------------------------------
Private placement issued for cash (i)                  306,250       1,776,049
Shares issued on conversion of convertible loan(ii)    118,838       1,111,745
Shares issued for settlement of fees payable (iii)      45,245         239,697
Shares issued for services (iv)                        272,167       1,337,160
------------------------------------------------------------------------------
                                                       742,500       4,464,651
------------------------------------------------------------------------------

i 700,000 common shares issued for cash pursuant to a private placement commenced during the fourth quarter of 2002 for a total of $140,000 at $0.20 per share.

   a 338,448 common shares issued for cash pursuant to a partial close of a private placement commenced during the third quarter of 2002 for $110,334 at $.326 per share.

   b 21,472 common shares issued for cash pursuant to a partial close of a private placement commenced during the third quarter of 2002 at $.326 per share.

   C 716,129 common shares issued for cash pursuant to a partial close of a private placement commenced in March 2003 at shares prices ranging from $.15 and $.16 per share.

ii 1,111,745 common shares issued during the second quarter pursuant to a $118,838 convertible loan at $.11 per share.

iii 239,697 common shares issued during the second quarter pursuant to settlement of fees at share prices ranging from $.18 and $.21 per share.

Iv 1,289,991 common shares issued for payment of $438,572 in settlement at share prices ranging from $0.14 to $0.80 each.

    a 7,331 common shares previously issued to a director of the Company cancelled and returned to Treasury.

    b 54,500 common shares issued during the second quarter pursuant to settlement of fees at share prices ranging from $.165 and $.20 per share.


b) Summary of options granted during the six months ended June 30, 2003.

Name of Optionee   No. of Options  Exercise Price  Grant date     Expiry Date
Employees                   --            --               --              --
Consultants            150,000         $0.20      Jan 20, 2003    Jan 19, 2004
Consultants             21,150         $0.50      May 02, 2003    May 06, 2004
Consultants            187,500         $0.14      May 06, 2003    May 06, 2004
Consultants            100,000         $0.20      May 06, 2003    May 06, 2005
Consultants            456,521         $0.23      May 06, 2003    May 06, 2004
Consultants            240,000         $0.23      May 06, 2003    May 06, 2006
                     ---------
Total                1,155,171
                     =========

                                                                            17



Section 4 - As at June 30, 2003

a) Authorized Capital
   Please refer to Note 7(a) of the unaudited interim financial statements for details.

b) Issued Capital
   Please refer to Note 7(b) of the unaudited interim financial statements for details.

c) Options Outstanding
   Please refer to Note 7(d) of the unaudited interim financial statements for details.

d) Shares subject to escrow and pooling arrangements
   Please refer to Note 7(g) of the unaudited interim financial statements for details.

e) List of Directors
   Andrew Kingston, Director, President and Chief Executive Officer Richard Lin, Director, Chairman, Director
   Desmond Radlein, Ph.D, Director
   Curtin Winsor, Ph.D, Director
   Sing-Cheng Hong, Director
   Chih-Lin Chu, Director

f) List of Officers
   Brian Richardson, Chief Financial Officer
   Warren Johnson, Chief Technology Officer
   Laura Santos, Corporate Secretary
   James Acheson, U.S. Subsidiary, Chief Operating Officer
   Antony Robson, U.K. Subsidiary, Managing Director





























                                                                            18



SCHEDULE C: MANAGEMENT'S DISCUSSION AND ANALYSIS
(Six month period ended June 30, 2003 compared to the Six-month period ended June 30, 2002)

This "Management's Discussion And Analysis" should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes of the Company included in this Quarterly Report, and with the audited Consolidated Financial Statements and Notes, included in the Company's Report for the six months ended June 30, 2003.

The following sets out management's discussion and analysis of our financial position and results of operations for the six months ended June 30, 2003 and 2002.

All financial information is reported in U.S. dollars unless otherwise noted. Our unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain statements in this quarterly report may constitute "forward-looking" statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995. Such forward-looking statements are based on management's current expectations, beliefs, intentions or strategies for the future, which are indicated by words such as "may, expects, intends, anticipates, believes, estimates and forecasts" and other similar words. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors include, among other things: technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of our business; changes in general economic, financial or business conditions adversely affecting the business or the markets in which we operate; our ability to attract and retain customers and business partners; the ability to provide capital requirements for product development, operations and marketing; and, our dependency on third party suppliers. Investors are expected to review the section in Management's Discussion and Analysis in the 2002 Annual Report on Form 20-F entitled "Risk Factors" for a more complete discussion of factors that could affect DynaMotive's future performance.


RESTATEMENT OF THE THREE AND SIX MONTHS ENDED JUNE 30, 2003
The restatement relates to adjustments to equity compensation expense recorded as a result of the audit of the June 30 2003 financial statements, conducted during the month of September 2003. These consolidated financials statements restate the Quarterly Consolidated Statements of Operations and Consolidated Balance Sheet for the three months ended June 30, 2003 as follows: Expenses have been increased by $36,242, current liabilities increased by $16,773 and shareholders' equity decreased by $16,773. The restatement has resulted in an increase in net loss for the three months ended June 30, 2003 of $36,242 ($0.00 per share).


DESCRIPTION OF  BUSINESS
DynaMotive Energy Systems Corporation (the "Company" and or "DynaMotive") is a leader in biomass-to-liquid fuel conversion, a process known as "Fast Pyrolysis". Its principal business is the development and commercialisation of its renewable energy process called BioTherm(TM), which is a fast pyrolysis process that produces liquid BioOil fuel from biomass or biomass waste feedstocks. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to develop significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. In many cases the feedstock sources are costly to dispose of and therefore are available

                                                                            19



at zero cost or are potentially revenue generating to then convert into BioOil. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral and is consistent with other renewable energy sources such as wind, hydro and solar. The significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations. Information for the total revenues by category of activity and geographic market for each of the last three years is detailed in Note 17 to the December 31, 2002 Consolidated Financial Statements.

DynaMotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels, in competition with other pyrolysis technologies, and other biomass to energy applications. The Company's fast pyrolysis process efficiently converts raw biomass or biomass wastes into three fuel types: Liquid (BioOil), Solid (char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with no emissions or waste by-products.

The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil as an alternative fuel and product source.

The Company was incorporated on April 11, 1991 in the Province of British Columbia, Canada, under the name of DynaMotive Canada Corporation. On October 31, 1995, the shareholders approved a change of name to DynaMotive Technologies Corporation and on June 26, 2001, the shareholders again approved a change of name to the Company's current name.

As of June 30, 2003, the Company had six wholly-owned subsidiaries: DynaMotive Corporation (incorporated in the State of Rhode Island in 1990), DynaMotive Europe Limited (formerly known as DynaMotive Technologies (UK) Ltd., incorporated in the United Kingdom in 1996), and DynaMotive Canada, Inc. (incorporated in Canada in November 2000), DynaMotive ElectroChem Corporation (incorporated in the Province of British Columbia in 1993), DynaMill(TM) systems Limited (incorporated in the Province of British Columbia in 1996) and DynaMotive Puerto Rico, Inc. (incorporated in Puerto Rico in 1997). The latter three are currently inactive and the Company's wholly-owned subsidiary, DynaMotive Europe Ltd., purchased 75% of the shares of Border Biofuels Ltd.
(BBL), a United Kingdom company, in April, 2001. In 2002, BBL became insolvent and the Company now treats it as a discontinued operation.

In this Report, unless the context otherwise requires, the terms the "Company" and "DynaMotive" refer to DynaMotive Energy Systems Corporation and its subsidiaries. The Company is currently listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB. The principal executive office of the Company is Suite 105 - 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 604-267-6000).


ACCOUNTING POLICIES
The Company's unaudited financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The Company believes the significant accounting policies as detailed in note 2 of its audited consolidated financial statements for the six months ended June 30, 2003, affect its more significant judgments and estimates used in the preparation of its unaudited consolidated financial statements. Unless otherwise indicated, all dollar amounts are disclosed in US dollars.


                                                                            20



Basis Of Presentation And Accounting Policies

The Company's accounting policies, including policies for capital assets under construction and for stock based compensation, are detailed in note 2 of the audited consolidated financial statements for the six months ended June 30, 2003.

RESULTS OF OPERATIONS

The Company is engaged in the development of its core technologies and as such, it mainly expends monies on the resources and infrastructure required to develop and commercialize its products. For the three months ("quarter") ended June 30, 2003, the Company incurred a net loss of $1,085,535 ($0.02 per share). This compares to a net loss from continuing operations for the same quarter of the preceding fiscal year ("2002") of $835,519 ($0.02 per share) and the 2002 net loss including discontinued operations of $950,679 ($0.02 per share). For the six months ended June 30, 2003, the Company incurred a net loss of $1,561,774 ($0.03 per share). This compares to a net loss from continuing operations for the comparable period in 2002 of $2,013,034 ($0.05 per share) and the 2002 net loss including discontinued operations of $2,611,968 ($0.06 per share). The decrease in the level of losses incurred in 2003, compared to 2002, was attributable to the general reduction of overhead expenses.

Overview

The Company continued to progress towards a commercial demonstration operation in Canada. The proposed integrated 100 TPD + 2.5 MW plant will utilize wood residue from Erie Flooring's Ontario operations and will be comprised of wood conditioning equipment, pyrolysis plant and power island. Pyrolysis and generation equipment are to be provided by DynaMotive and Magellan Aerospace division-Orenda Industrial respectively. Ontario Power Generation has entered into an agreement with the Company to partner in this project. Ramsay Machine Works Ltd. has signed an MOU with the Company for the fabrication and design of multiple pyrolysis systems. UMA Engineering Ltd. would act as project engineers. The Company has also entered into a MOU with Bruks-Klockner Inc., a world leading company for wood processing equipment to participate in the development of this project. Furthermore, in June 2003, the project was approved to receive a funding contribution from Sustainable Development Technology Canada.

DynaMotive currently has no commercial revenue from its core BioOil operations and is therefore dependent on its financing activities and government sponsorship to fund its operations. The proceeds from the recent equity and debt financing, together with Canadian government sponsored funding, will be applied to finance the Company's ongoing research and development and commercial demonstration activities and to support its efforts to obtain the award of customer contracts. DynaMotive will be required to raise sufficient additional funds to finance its commercialization strategy. The raising of additional finance to fund operations is subject to uncertainty. There is no assurance that such financing will be available on commercially reasonable terms, if at all. DynaMotive's operations are subject to all of the risks inherent in the establishment of a new business enterprise and in particular DynaMotive will require significant additional financing in the future to develop and market its technology to its full potential.

In addition to contemplated equity offerings during 2003, the Company expects to be able to draw significantly from government grants, including the Government of Canada's Technology Partnerships program for research & development and demonstration project related expenditures. The Company received confirmation from TPC that its funding facility has been extended until June 30, 2004 with CAD$4.57 million (US$3.4 million) of the TPC project funding unused.

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Late during the first quarter of 2003, the Company commenced a $2.15 million tranched private placement at a share price based on the trailing average bid/ask prices and including a three-year warrant to purchase one half of a share of common stock of the Company. As at June 30, 2003, the Company received $1,042,631 towards this financing, $652,625 in cash and settlement of $390,006 in consulting fees payable by the Company, at share prices ranging from $.15 and $.40 per share. A total of 6,197,800 shares and 3,098,900 warrants remain to be issued for this private placement at June 30, 2003.

Regarding the European operation, the Company has relocated its headquarters in London to Rotch Limited (a Company shareholder) as part of its strategic alliance agreement. The Company finalized the release of its European Headquarters and reduced staff, with Mr. Antony Robson and consultant, Mr. Gaby Dadoun now responsible for European operations. Mr. Robson continues in his role as Managing Director Europe.

In the area of R&D, the Company continued with its lime kiln research program to validate the use of BioOil as a fuel for lime kilns in the pulp and paper industry. Initial results have been positive and the program is expected to be concluded in the third quarter this year. DynaMotive's objective through this program is to provide an environmentally friendly and economically viable alternative to fossil fuel consumption, and to reduce or eliminate waste disposal costs and provide green house gas credits to the users.

During the six month period, the Company signed its first option on wood residue. An option for 500,000 tonnes of wood residue with L&M Wood Products of Saskatchewan was entered into and project evaluation is underway. The Company expects to complete commercial feasibility on the site in the third quarter of 2003 and, subject to a positive evaluation, to develop an exploitation program. The site could yield up to 2,140,000 barrels of BioOil (or 1,150,000 barrels of oil equivalent) .

Revenue

The Company is now exclusively focused in the bioenergy field on the development of BioOil related technology and systems. In April 2002, the Company announced that it had completed the sale of DynaPower, its metal cleaning subsidiary to former employees. As part of the agreement, the Company will retain ownership in all DynaPower's intellectual property and will receive royalty income with respect to certain DynaPower patents.

In December 2002, BBL was placed into liquidation when a petition was made by creditors under the Insolvency Act of 1986 of the United Kingdom. Substantially all of its assets will be liquidated by a bank appointed receiver. The Company does not expect to recover any proceeds from the sale of BBL's assets. As BBL is in liquidation at June 30, 2003, the Company no longer controls the operating, financing and investing decisions of the BBL. As such, the financial position and results of operations have been deconsolidated from the date that BBL was petitioned into bankruptcy. Accordingly, the results of operations of BBL for the current and prior periods have been reclassified, on a comparative basis, as discontinued operations.

Revenue for the second quarter and first six months in 2003 were nil, due to the completion of contract sales. Revenue for second quarter 2002 was nil and for the six months ending June 30, 2002 was $14,926. The Company currently has no commercial or contract sales revenue. The Company anticipates minimal near term revenue from contract sales as it focuses on the research and development and commercialization activities pertaining to its own BioOil related technologies, products and raw materials sourcing.

Expenses

The cost of sales for the second quarter and first six months in 2003 and 2002 were nil, due to the completion of contract sales. The Company currently has no commercial or contract sales revenue during the period and anticipates minimal near term revenue until such time that its BioOil related technologies are successfully commercialized.

For the second quarters in 2003 and 2002 the Company had expended on a quarterly basis $33,323 and $139,958 respectively, on research and development. Of these research & development expenditures, $32,646 and $283,557 respectively, were sponsored by government funding. The remainder of the respective quarterly expenditures were Company sponsored. For the first six months in 2003 and 2002 the Company had expended $104,058 and $260,177 respectively, on research and development. Of these research & development expenditures, $99,645 and $283,557 respectively, were sponsored by government funding. The remainder of the respective expenditures in the six month period were Company sponsored. The decreased expenses for the first six months of 2003 were due to the reduction of R&D activity following completion of research related to the Company's 10 TPD pilot plant.

The Company received confirmation from Technology Partnerships Canada ("TPC") that its funding facility has been extended until June 30, 2004. The Company expects to be able to draw significantly from government grant, including the Government of Canada's TPC program both for research & development and project related expenditures in 2003 and 2004. The Company's agreement with Technology Partnerships Canada pertains to maximum funding of C$8.235 million (US$ 6.1 million) through June 2003, of which CAD$3.66 million has been received as of June 30, 2003.

General and administrative salaries and benefits in the second quarter of 2003 increased to $531,300 from $203,449 for the same quarter in 2002. General and administrative salaries and benefits in the first six months of 2003 increased to $738,605 from $576,798 for the same period in 2002. The increase in 2003 was mainly due to the higher market price of the company's stock resulting in higher recorded stock based compensation expenses.

Consulting and professional fees for the second quarter of 2003 were $329,764 compared to $283,802 in the same quarter of 2002. Consulting and professional fees for the first six months were $552,873 compared to $598,262 in the same period of 2002. The increase in 2003 was due to higher market price of the company stock for the stock based compensation expenses.

Amortization and depreciation expenses decreased to $30,933 in the second quarter of 2003 from $81,539 in the same quarter in 2002. Amortization and depreciation expenses decreased to $60,472 in the first six months of 2003 from $161,274 in the same period in 2002. These decreases were due to the write down of assets in 2002.

Interest expenses increased in the second quarter of 2003 to $137,005 from $8,647 in the same quarter in 2002. Interest expenses increased in the first six months of 2003 to $145,926 from $13,959 in the same period in 2002. The increases were due mainly to the increases in total liabilities and interest accretion on convertible debt.

Marketing expenses for the second quarter of 2003 increased to $73,069 from $39,850 for the same period in 2002. Marketing expenses for the first six months of 2003 increased to $76,294 from $70,378 for the same period in 2002. These increases were due to an increase in the use of external consultants for marketing activities.

Office supplies, telephone and insurance increased to $66,663 during the second quarter of 2003 from $53,760 in the same period in 2002. Office supplies, telephone and insurance decreased to $112,322 during the first six months of 2003 from $171,874 in the same period in 2002. The decrease was due to reduced activities in the general and administrative area.

Rent for leased premises decreased to $26,749 in the second quarter of 2003 from $102,842 in the same quarter in 2002. Rent for leased premises decreased to $52,321 in the first six months of 2003 from $204,072 in the same period in 2002. These decreases were due to the reduced office spaces, reduced research and development facilities rent and the reduced U.K. presence due to the liquidation of BBL.

Currency exchange gain in the second quarter of 2003 amounted to $109,966 compared to the loss $205,310 in the same quarter in 2002. Currency exchange gain in the first six months of 2003 amounted to $175,114 compared to the loss $255,317 in the same period in 2002. These non-cash changes were due to the depreciation of the US dollar. For further explanation on foreign exchange accounting practice, please refers to Note 2 to the audited interim financial statements for the quarter.

Net Loss

During the second quarter of 2003, the Company recorded a net loss from continuing operations of $1,085,535 while the net loss from continuing operations for the same quarter in 2002 amounted to $835,519. Loss from discontinued operations in the second quarter of 2003 was $nil and loss from discontinued operations in the same quarter of 2002 amounted to $115,160. During the first six months of 2003, the Company recorded a net loss from continuing operations of $1,561,774, while the net loss from continuing operations for the same period in 2002 amounted to $2,013,034. Loss from discontinued operations in the first six months of 2003 was $nil and loss from discontinued operations in the same quarter of 2002 amounted to $598,934. The decrease in operating loss was primarily attributable to (i) a decrease in rent, (ii) a decrease in office supplies, telephone and insurance, (iii) decrease in amortization and depreciation, and (iv) a foreign currency exchange gain in the first six months of 2003.

The basic and diluted loss per common share the second quarter of 2003 amount to be $0.02 compared to $0.02 for the same quarter in 2002 from continuing operations and $0.02 including discontinued operations. The basic and diluted loss per common share the first six months of 2003 decreased to $0.03 compared to $0.05 for the same period in 2002 from continuing operations and $0.06 including discontinued operations. The basic and diluted loss per share for the current periods were lower because the decrease in the operating loss and the increase in the weighted average number of Common Shares outstanding. The weighted average number of Common Shares for the quarter increased to 52,385,172 shares for the quarter ended June 30, 2003 from 44,258,000 for the quarter ended June 30, 2002. The weighted average number of Common Shares increased to 51,572,557 shares for the six month period ended June 30, 2003 from 41,937,585 for the six month period ended June 30, 2002.


LIQUIDITY AND CAPITAL RESOURCES

Principal sources of liquidity during the quarter ended June 30, 2003 were (i) $265,000 in short term debts; (ii) $148,423 in project deposit received; and
(iii) $681,663 in deposits for Common Shares issued in August, 2003 pursuant to private placement offerings of shares at prices ranging from $0.15 and $0.40 per share and share purchase warrants at exercise prices ranging from $0.25 to $0.67 per share. Principal sources of liquidity during the six months ended June 30, 2003 were (i) $110,000 in net proceeds from private placement offerings of the Company's Common Shares; (ii) $106,461 in short term debts; (iii)

$148,423 in project deposit received; and (iv) $877,325 in deposits for Common Shares issued in August, 2003 pursuant to private placement offerings of shares at prices ranging from $0.15 and $0.40 per share and warrants at prices ranging from $0.25 to $0.67 per share.

For the quarter ended June 30, 2002 the principal sources of liquidity were,
(i) $515,114 in net proceeds from private placement offerings of the Company's Common Shares and Common Shares options exercised for cash; (ii) $199,576 in convertible loan; (iii) $171,850 increase in other long term liabilities resulting from the acquisition of Border Biofuels Ltd. and; (iv) $48,998 in deposits for Common Shares to be issued in the remainder of 2002 pursuant to private placement offerings commenced in 2002. For the six month period ended June 30, 2002 the principal sources of liquidity were, (i) $1,230,845 in net proceeds from private placement offerings of the Company's Common Shares and Common Shares options exercised for cash; (ii) $199,577 in convertible loan;
(iii) $269,521 increase in other long term liabilities resulting from the acquisition of Border Biofuels Ltd. and; (iv) $48,998 in deposits for Common Shares to be issued in the remainder of 2002 pursuant to private placement offerings commenced in 2002.

Overall change in cash flows during the second quarter of 2003 was an increase in cash of $253,105 as compared to nil during the same quarter in 2002. Overall change in cash flows during the first six months of 2003 was an increase in cash of $237,571 as compared to a decrease in cash of $61,541 during the same period in 2002. These differences were primarily due to the lower level of operating activity in the current period and receipt of funds related to the current private placement.

The net amount of cash used in operating activities during the second quarter of 2003 increased to $647,581 from $595,626 in the second quarter of 2002. Cash used in operating activities consisted of a net loss from continued operations for the second quarter 2003 of $1,085,535 that was significantly offset by (i) stock based (non-cash) compensation of $870,668; (ii) accretion of interest on convertible debt of $115,031; and (iii) amortization in the amount of $30,933.

The net amount of cash used in operating activities during the six months ended June 30, 2003 decreased to $735,407 from $837,983 in the six months ended June 30, 2002. Cash used in operating activities consisted of a net loss from continued operations for the six months ended June 30, 2003 of $1,561,774 that was significantly offset by (i) stock based (non-cash) compensation of $941,293; (ii) accretion of interest on convertible debt of $115,031; and
(iii) amortization in the amount of $60,472.

Financing activities during the second quarter 2003 generated a net increase in cash of $1,095,086, primarily from the Company's private placements of common shares. Financing activities in the second quarter 2002 generated a net increase in cash of $1,021,334, also primarily from the Company's private placements of common shares.

Financing activities during the first six months of 2003 generated a net increase in cash of $1,242,209, primarily from the Company's private placements of common shares. Financing activities in the first six months of 2002 generated a net increase in cash of $1,747,894, also primarily from the Company's private placements of common shares. Proceeds from all recent financings were used for general working capital purposes.

Investing activities in the second quarter 2003 resulted in use of cash, net of grants and disposal, in the amount of $19,930. Of this amount, $18,647 was incurred in the acquisition of capital assets, and $1,283 was expended on patents. Investing activities in the second quarter 2002 resulted in use of cash, net of grants and disposal, in the amount of $51,858 that consisted of $37,490 incurred in the acquisition of capital assets, and $14,368 was expended on patents.

Investing activities in the first six months of 2003 resulted in use of cash, net of grants and disposal, in the amount of $70,656. Of this amount, $65,151 was incurred in the acquisition of capital assets, and $5,505 was expended on patents. Investing activities in the first six months of 2002 resulted in use of cash, net of grants and disposal, in the amount of $127,585 that consisted of $108,190 incurred in the acquisition of capital assets, and $19,395 was expended on patents.

As at June 30, 2003, the Company has a working capital deficiency of $1,361,152 and incurred a net loss of $1,561,774 for the six month period ended June 30, 2003, and has a shareholders' deficit of $113,294.


SUBSEQUENT EVENTS
[a] As described in note 7(c), the Company commenced a private placement for up to $2.1 million. In August 2003, the Company issued 11,500,397 common shares for total proceeds of $2,155,152, inclusive of $1,036,117 received as at June 30, 2003.

[b] On September 2, 2003 the Company received confirmation from TPC that its funding facility has been extended until June 30, 2004.

[c] On September 12, 2003 the Company's wholly owned subsidiary DynaMotive Canada Inc. formed an Ontario based Limited Partnership, Erie BioOil Co-generation LP ("LP"), and will act as the General Partner of the LP. It is intended that the LP will develop the Company's first commercial BioOil plant.


































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